

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 9, 2009

<u>Via U.S. Mail</u>

Mr. Bruce R. Shaw
Chief Financial Officer
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, TX 75201

> **Re:**   **Holly Energy Partners, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008, as amended**
>   **Filed February 17, 2009**
>   **Response Letter**
>   **Submitted September 11, 2009**
>   **File No. 1-32225**

Dear Mr. Shaw:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director